UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

JACADA LTD.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M6184R101

(CUSIP Number of Class of Securities)

Tzvia Broida

Chief Financial Officer

11 Galgalei Haplada Street

P.O. Box 12175

Herzliya 46722, Israel

(972) 9-952-5900

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Dan Geva, Adv. and David S. Glatt, Adv.	Elliot Press, Esq.
Meitar Liquornik Geva & Leshem Brandwein	Katten Muchin Rosenman LLP
16 Abba Hillel Silver Road	575 Madison Avenue
Ramat Gan 52506, Israel	New York, New York 10022
Tel: (972) 3-6103100	Tel: (212) 940-6348

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**

$16,000,000	$628.80***

* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 4,000,000 ordinary shares at the maximum tender offer price of $4.00 per share.

** The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

*** Previously paid.

☐ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not Applicable

Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Jacada Ltd., an Israeli company (“Jacada”), on August 14, 2008 with the Securities and Exchange Commission (the “Schedule TO”), in connection with its offer to purchase up to 4,000,000 of its ordinary shares, par value NIS 0.01 per share, at a purchase price not greater than $4.00 nor less than $3.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

The information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 1 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended as follows:

The clause on page 39 in Section 13 of the Offer to Purchase (“Material U.S. Federal Income Tax and Israeli Income Tax Considerations”) that reads: “IRS CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230 AND ANY OTHER DISCLOSURE REQUIREMENTS IMPOSED BY THE IRS, WE INFORM YOU THAT (I) ANY U.S. FEDERAL TAX ADVICE CONTAINED IN THIS DOCUMENT (INCLUDING ANY ATTACHMENT) IS NOT INTENDED OR WRITTEN BY US TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING TAX PENALTIES UNDER THE INTERNAL REVENUE CODE; (II) SUCH ADVICE WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (III) TAXPAYERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR” is hereby deleted.

ITEM 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated August 14, 2008. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 14, 2008. *

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 14, 2008. *

(a)(1)(F)	Letter to Jacada Shareholders, dated August 14, 2008. *

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(H)	Guidelines for Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8. *

(a)(1)(I)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”). *

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Text of Press Release issued by Jacada on August 14, 2008. *

(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on August 14, 2008. * **

(a)(5)(C)	Form of Acceptance Notices to be filed with the Israeli Securities Authority on August 14, 2008. * **

(b)	Not Applicable.

(d)(1)	1996 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to Jacada’s Registration Statement filed on Form F-1 (file no. 333-10882)).

(d)(2)	1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to Jacada’s Registration Statement filed on Form F-1 (file no. 333-10882)).

(d)(3)	Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to Jacada’s Registration Statement on Form S-8 (file no. 333-73650)).

(d)(4)	2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to Jacada’s Registration Statement on Form S-8 (file no. 333-111303)).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO.
**	English translation from Hebrew.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2008	JACADA LTD.

	By:	/s/ Oren Shefler
Name: Oren Shefler Title: General Counsel

Exhibits Index

(a)(1)(A)	Offer to Purchase dated August 14, 2008. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 14, 2008. *

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 14, 2008. *

(a)(1)(F)	Letter to Jacada Shareholders, dated August 14, 2008. *

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(H)	Guidelines for Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8. *

(a)(1)(I)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”). *

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Text of Press Release issued by Jacada on August 14, 2008. *

(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on August 14, 2008. * **

(a)(5)(C)	Form of Acceptance Notices to be filed with the Israeli Securities Authority on August 14, 2008. * **

(b)	Not Applicable.

(d)(1)	1996 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to Jacada’s Registration Statement filed on Form F-1 (file no. 333-10882)).

(d)(2)	1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to Jacada’s Registration Statement filed on Form F-1 (file no. 333-10882)).

(d)(3)	Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to Jacada’s Registration Statement on Form S-8 (file no. 333-73650)).

(d)(4)	2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to Jacada’s Registration Statement on Form S-8 (file no. 333-111303)).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO.
**	English translation from Hebrew.